Exhibit 12.1

Statement of Computation of Ratios

	Statement of Computation of Ratios
	Year Ended December 31,					Nine Months Ended
	2001	2002	2003	2004	2005	September 30, 2006
	(in thousands)
Earnings:
Net Loss	$(16,031)	$(19,182)	$(19,005)	$(20,530)	$(27,499)	$(22,207)
Add: Fixed charges	1,389	2,195	2,055	1,563	1,509	815
Less: Capitalized interest	—	—	—	—	—	—
Total earnings	$(14,642)	$(16,987)	$(16,950)	$(18,967)	$(25,990)	$(21,392)

Fixed Charges:
Interest expensed and capitalized	$487	$587	$508	$384	$424	$182
Estimated interest component of rent expenses	902	1,608	1,547	1,179	1,085	633
Total fixed charges	$1,389	$2,195	$2,055	$1,563	$1,509	$815

Ratio of earnings to fixed charges	—	—	—	—	—	—

(1) Earnings were insufficient to cover fixed charges by $16.0 million, $19.1 million, $19.0 million, $20.5 million, $27.5 million and $22.2 million, for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the nine months ended September 30, 2006, respectively.